UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One)   [X] Form 10-KSB     [  ] Form 20-F    [  ] Form 11-K    [  ] Form 10-QSB    [  ] Form N-SAR

For Period Ended:   June 30, 2006
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Gabriel Technologies Corporation

Full Name of Registrant

Former Name if Applicable

4538 S. 140th Street

Address of Principal Executive Office (Street and Number)
Omaha, Nebraska 68137

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant’s Form 10-KSB for the period ended June 30, 2006 could not be filed within the prescribed time period without unreasonable effort or expense because the Registrant and its independent registered public accounting firm need additional time to complete the Registrant’s audited financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Keith Feilmeier	(402)	614-0258
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   [X] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   [X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant reported a net loss of $3,445,552 for the year ended June 30, 2005. The Registrant’s net loss for the fiscal year ended June 30, 2006 is currently anticipated to be $9,350,821. This increase in net loss was attributable principally to increases in general and administrative expenses and other expenses attributable to increased financing and interest expenses. The Registrant is currently evaluating the carrying value of certain intangible assets and whether any impairment charges need to be recorded for the year ended June 30, 2006. Any impairment charges will increase the Registrant’s net loss for such period over the amounts currently anticipated.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Registrant’s financial results for the fiscal year ended June 30, 2006. These statements are based on management’s current expectations and involve a number of risks and uncertainties, including risk and uncertainties relating to our ability to prepare and complete our financial statements for the fiscal year ended June 30, 2006 and other risks described in our filings with the Securities and Exchange Commission. The Registrant’s actual results may differ materially from the Registrant’s anticipated or expected results and the results in the forward-looking statements.

Gabriel Technologies Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2006	By:	/s/ Keith Feilmeier Keith Feilmeier, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).